UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On July 18, 2016, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that the initial public offering of the common shares of its subsidiary in the Philippines, CEMEX Holdings Philippines, Inc. (“CHP”), has closed. As a result, CHP’s common shares started trading today in the Philippine Stock Exchange under the ticker “CHP”. CEMEX Asian South East Corporation (“CASE”), which is an indirect wholly-owned subsidiary of CEMEX España, S.A. and CHP’s principal shareholder, has undertaken to purchase up to 304,947,124 common shares of CHP from the underwriters at a price of 10.75 Philippine Pesos per common share at any time from and after July 18, 2016 (the “Listing Date”) until the date that is 30 days following the Listing Date (the “Undertaking to Purchase”). Giving effect to the offering, CASE directly owns approximately 55.0% of CHP’s outstanding common shares (assuming the Undertaking to Purchase is not utilized).

This report does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or in any other jurisdiction absent registration or an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: July 18, 2016	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller